MANAGEMENT’S DISCUSSION AND ANALYSIS

September 5, 2012

In this Management’s Discussion and Analysis (MD&A), “we”, “Nordion”, and “the Company” refer to Nordion Inc. In this MD&A, we explain Nordion’s results of operations and cash flows for the three and nine months ended July 31, 2012, and our financial position as of July 31, 2012. You should read this MD&A in conjunction with our unaudited consolidated financial statements and related note disclosures for the same period. Readers are also referred to Nordion’s 2011 audited annual consolidated financial statements, MD&A, Annual Information Form (AIF), Annual Report, and Form 40-F. These documents and additional information regarding Nordion are available on Nordion’s website at www.nordion.com or at www.sedar.com and www.sec.gov.

Our MD&A is intended to enable readers to gain an understanding of Nordion’s current results of operations, cash flows and financial position. To do so, we provide information and analysis comparing our results of operations, cash flows and financial position for the current fiscal year with those of the preceding fiscal year. We also provide analysis and commentary that we believe will help investors assess Nordion’s future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on our current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in our 2011 AIF and this document that could have a material impact on Nordion’s future prospects. We caution our readers that actual events and results may vary materially from those anticipated in these forward-looking statements.

Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, risks and uncertainties that are discussed in greater detail in the “Risk Factors” set out in section 5 of our 2011 AIF, and elsewhere in this MD&A.

We have prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Amounts are in thousands of United States (U.S.) dollars, except per share amounts and where otherwise noted.

We have organized our MD&A into five sections:

1) Business Overview

Our business

Nordion is a global health science company providing market-leading products and services used for the prevention, diagnosis and treatment of disease. Our products benefit the lives of millions of people in more than 60 countries around the world and are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. We have approximately 500 highly skilled employees in three locations.

We have organized our operations into three business segments: Targeted Therapies, Sterilization Technologies, and Medical Isotopes, as well as certain corporate functions and activities reported as Corporate and Other.

Targeted Therapies
Our Targeted Therapies products primarily focus on the treatment of various cancers by targeting the disease from within the body with a higher concentration of radiation directed to the tumor, thereby limiting both damage to surrounding healthy tissue and side effects for the patient.

Our main Targeted Therapies product is TheraSphere® which is used in the treatment of inoperable primary and metastatic liver cancer, and is approved and reimbursed in key markets. TheraSphere is currently in Phase III clinical trials for both primary liver cancer and metastatic liver cancer, and we are also planning the design and protocol for a Phase III trial for the treatment of primary liver cancer patients with Portal Vein Thrombosis (PVT).

We are also a contract manufacturer of Bexxar®, a radiotherapeutic, and CardioGen-82®, a cardiovascular positron emission tomography (PET) imaging agent.

Sterilization Technologies
Our Sterilization Technologies segment is focused on the prevention of disease through terminal (in final packaging) sterilization of medical products and devices, as well as food and consumer products. We produce and install Cobalt-60 (Co-60) irradiation sources and design, construct, install, and maintain commercial gamma sterilization systems, referred to as production irradiators.

We are one of the world's leading suppliers of Co-60, an isotope that produces the gamma radiation that destroys harmful micro-organisms. Gamma sterilization technologies are used globally to sterilize approximately 40% of single use medical products including disposable medical devices and supplies such as surgeon's gloves, syringes, sutures, and catheters, as well as pharmaceuticals. Gamma sterilization is also used for the treatment of food and consumer products.

Medical Isotopes
Our Medical Isotopes segment focuses on products used in the diagnosis and treatment of diseases, including cardiac and neurological conditions, and several types of cancer. According to the World Nuclear Association, over 10,000 hospitals worldwide use radioisotopes in medicine with about 90% of the procedures being for diagnosis.

We sell a breadth of isotopes, which our customers incorporate into products that are used in these medical procedures. Our primary product is the reactor-based Molybdenum-99 (Mo-99), which decays into Technetium-99 (Tc-99m), utilized in approximately 80% of nuclear medical procedures worldwide.

We process and sell other Reactor isotopes including Xe-133 (used in lung scans), I-131 (used to treat hyperthyroidism, thyroid cancer and non-Hodgkin’s lymphoma), and I-125 (used to treat prostate cancer).

We also manufacture and process Cyclotron isotopes at our facility in Vancouver, Canada.

Corporate and Other
Nordion is a publicly traded company listed on the Toronto Stock Exchange (TSX: NDN) and on the New York Stock Exchange (NYSE: NDZ). The number of outstanding Nordion common shares at July 31, 2012 and September 4, 2012 was 61,960,021.

Our corporate and public company functions were consolidated and streamlined at our Ottawa, Canada headquarters during 2010 and 2011.

For a detailed description of our Targeted Therapies, Sterilization Technologies, and Medical Isotopes businesses, see “Section 4, Description of the Business” in our 2011 AIF.

Recent business and corporate developments

Targeted Therapies

TheraSphere Growth

TheraSphere revenue grew by 13% and 5% during the third quarter (Q3) 2012 compared with the same period in 2011 and Q2 2012, respectively. The year-over-year sales growth in the quarter was primarily due to adoption by new clinics.

TheraSphere revenue growth was lower than anticipated in 2012 due to a decline in doses administered at several of our larger accounts. As previously disclosed, this decline was primarily due to reduced availability of, or changes in, certain key interventional radiologists within the multidisciplinary teams that support the administration of TheraSphere. Our top ten TheraSphere customers account for greater than 30% of doses administered. Therefore, fluctuations of these accounts impact the revenue performance of our product.

While we believe these fluctuations are a normal part of the growth of a high-value, niche product, we continue to attempt to mitigate the impact of customer concentration through greater training and education for interventional oncology (IO) teams, securing new accounts, and providing comprehensive support to existing customers.

TheraSphere Phase III Trials

In the United States, TheraSphere is currently authorized by the U.S. Food and Drug Administration (FDA) for use under a Humanitarian Device Exemption (HDE) as a radiation treatment for primary liver cancer or hepatocellular carcinoma (HCC). As previously disclosed, we are currently conducting three clinical Phase III trials with a view to i) obtaining full approval for TheraSphere as a treatment for HCC (STOP-HCC); ii) obtaining a pre-market approval for treatment of metastatic colorectal cancer to the liver (EPOCH); and iii) a Europe-focused randomized trial (YES-P) in a subset of primary liver cancer patients with portal vein thrombosis (PVT).

Sterilization Technologies

Large Co-60 Shipments in a Quarter

Our Co-60 shipments for Q3 2012 exceeded our total shipments for the first half of fiscal 2012, consistent with our outlook provided in Q2 2012. The volumes in Q3 2012 represent one of our largest Co-60 shipments in a fiscal quarter. Similar to our shipment profile during the fiscal 2011 year, Co-60 revenue is expected to be significantly higher in the second half of fiscal 2012 compared with the first half.

Extension of Co-60 Customer Contract

During Q3 2012, we signed a multi-year agreement with Japan Radioisotope Association. This contract solidifies our relationship for Co-60 supply with one of our major customers.

We now have customers representing approximately two-thirds of our 2012 Co-60 volumes that have entered into long-term contracts, most of which provide for escalating revenue over the course of the contract term.

Medical Isotopes

Mo-99 Supply Agreement with Isotope

In September 2010, Nordion entered into a 10-year agreement with a Russian supplier, The Open Joint Stock Company “Isotope” (Isotope), for the supply of Mo-99. Isotope continues to develop its processing capability and capacity of Mo-99 from three reactors in Dimitrovgrad, Russia.

Once Isotope has fully ramped up supply, which we expect to occur prior to 2016, we currently estimate that Isotope will be able to supply significantly less than our current supply requirements. In light of the forecast quantities of Mo-99, we expect to continue to discuss with Isotope our current contractual arrangements and, in addition to pursuing the completion of the MAPLE reactors through the ongoing arbitration proceedings, continue to assess potential alternate sources of long term medical isotope supply.

MAPLE Arbitration

The arbitration proceedings with Atomic Energy of Canada Limited (AECL), through which we are seeking an order to compel AECL to fulfill its contractual obligations to complete the MAPLE facilities, were completed at the end of May 2012. Based on confirmation received from the arbitration tribunal, we expect to announce the tribunal’s decision via news release before markets open on Monday, September 10, 2012.

There are a variety of potential outcomes associated with the arbitration that cannot be predicted with any certainty at this time. If Nordion is successful in its claim for specific performance, AECL could be compelled to complete the MAPLE facilities, which could take several years. In addition to, or alternatively, the arbitrators could decide on a range of other orders. These include, but are not limited to an award of damages in lieu of specific performance. It is also possible that, in spite of the merits of Nordion's case, the arbitrators may not rule in the Company's favour and leave Nordion to consider pursuing the ongoing lawsuit in the Ontario courts.

Under the arbitration provisions, included in the 2006 Interim and Long Term Supply Agreement between Nordion and Atomic Energy of Canada Limited (AECL) and the additional arbitration agreements between them, the parties have limited appeal rights relating to matters of law. Under the Commercial Arbitration Act (Canada), which applies, if either party wishes to initiate an appeal, it must do so within three months of the arbitration decision. If initiated by a party, the timeframe for an appeal to be heard and decided is indeterminate at this time.

Upon the release of the arbitration panel decision, we intend to carefully review and consider the implications of the ruling in formulating a plan that supports the needs of our shareholders and our business strategy.

National Research Universal (NRU) Supply Interruptions

On May 16, 2012, our primary supplier of medical isotopes, AECL, reported that the NRU reactor at Chalk River, Ontario, returned to service from its planned maintenance shutdown, which lasted 31 days. The one month shutdown resulted in an interruption in the supply of medical isotopes during Q2 and Q3 2012. Our production and sales have resumed as expected and planned Mo-99 shipments began in the week of May 21, 2012.  In Q3 2012, we experienced lower demand from our customers during the period that the NRU reactor was operational.  This was due to a number of reasons, including customers’ requirements to diversify supply, a slower ramp up of demand after the NRU reactor resumed production and lower levels of demand from our largest customer during the quarter. In addition there was one unplanned supply interruption from the NRU reactor which impacted two days of shipments.

Due to the trend in lower demand described above and anticipated changes in pricing and volumes for certain customers, we currently project a potential reduction in revenue for fiscal 2013 in the range of $15 million to $20 million from our largest Mo-99 customers.

Corporate and Other

Internal Investigation

Through our own internal review as part of our compliance program, we have discovered potential compliance irregularities. As a result, we commenced an internal inquiry and investigation of a foreign supplier and other third parties, related to potential improper payments and other related financial irregularities in connection with the supply of materials and services, focusing on compliance with the Canadian Corruption of Foreign Public Officials Act (CFPOA) and the U.S. Foreign Corrupt Practices Act (FCPA). This investigation is being conducted by outside legal counsel and external forensic and accounting firms that are experienced in such compliance.  These external advisors are reporting regularly to a special Committee of the Board constituted to deal with this matter.

We voluntarily contacted the relevant regulatory and enforcement authorities to disclose the existence of this inquiry and investigation and certain details of this matter, and we continue to provide reports to them as the investigation progresses. We are continuing with our investigation into this matter and our cooperation with regulatory and enforcement authorities.

As a result of the investigation to date, we have ceased to make payments to and terminated our contractual arrangements with the affected foreign supplier. These actions were reflected in, among other things, a reduction in the notional amount of commitments included in the calculation of embedded derivative expense in Q3 2012.  We currently do not expect that the cessation of payments or termination of this relationship will impact our revenue in 2012 or 2013 or otherwise have a material impact on supplies necessary for our current business operations.

We are currently unable to comment as to whether there will be any potential regulatory and/or enforcement action resulting from these matters or, if any such action is taken, whether it will have a material adverse effect on our business, financial position, profitability or liquidity. If regulatory or enforcement authorities determine to take action against the Company, Nordion may be, among other things, subject to fines and/or penalties which may be material.

In addition, the cost of the investigation, which is currently estimated to exceed $5 million in fiscal 2012, and the cost of implementing remediation plans, which has not yet been estimated, may be significant.

Returns to Shareholders – Quarterly Dividend

In December 2011, March and June 2012, we declared quarterly dividends at $0.10 per share, which were paid on January 3, April 5 and July 3, 2012 each in the amount of $6.2 million to our shareholders of record on December 23, 2011, March 21 and June 18, 2012, respectively. The Board of Directors for Nordion will be addressing the quarterly dividend at the regular scheduled Board meeting on September 11, 2012.

Returns to Shareholders – Normal Course Issuer Bid (NCIB)

During the three and nine months ended July 31, 2012, we repurchased 20,000 common shares for $0.2 million under our current NCIB.

Strategy and 2012 financial outlook

Summary of strategic objectives

We are committed to delivering long-term value to our shareholders by investing in our growth, managing and protecting our market positioning, and executing our strategic plans with operational and financial discipline. The Company’s management continues to focus on building the business and improving alignment within each of our businesses.

Targeted Therapies
We are planning to continue to leverage our TheraSphere brand, market segment leadership, and operational excellence to create shareholder value by establishing a leadership position in the emerging IO market. Among other things, we envisage selectively building an IO product portfolio over a number of years through in-licensing, acquisition, and product development as well as investing in TheraSphere growth by conducting Phase III clinical trials which are intended to i) expand approved indications in the U.S., ii) demonstrate improved effectiveness over certain existing treatment options, which is expected to support clinical adoption and growth in Europe and Asia, and iii) expand European reimbursement. We also expect to continue to increase our investment in TheraSphere, including areas such as our European TheraSphere sales and marketing infrastructure and skills, and building our medical affairs function.

Sterilization Technologies
Our strategy for Sterilization Technologies is to maintain our market leading position and strong margins in this relatively stable market (gamma sterilization – Co-60) which is characterized by significant barriers to entry. For Nordion, this business is characterized by high margins, strong cash flows, and limited further capital investment requirements.

We endeavour to maintain our segment leading market share and retain our strong segment margins in gamma sterilization through value-based pricing, selectively investing in growth opportunities, and the recognition of the Nordion brand as a global leader in the gamma sterilization market. We plan to selectively grow gamma sterilization sales over the long-term through innovation and the development of new product offerings (e.g., GammaFIT) that we anticipate will enable us strengthen our relationships with current customers and facilitate our entry into new and emerging markets.

We expect that our strategy will result in continued market leadership of our existing business, with flat to low percentage revenue growth.

Medical Isotopes
In our Medical Isotopes segment, we are focused on optimizing the value of this business by working to maintain our revenues and acting to solidify the long-term reliability of our reactor isotope supply. To facilitate these goals, we have established a strategic relationship with Isotope to develop a new global supply of Mo-99. Isotope expects to reach its maximum production capacity by 2016. We have exclusive rights to this supply outside of Russia. We are also awaiting the outcome of the arbitration against AECL to compel AECL to complete the MAPLE reactors in Canada.

The volatility of Mo-99 supply in 2009 and 2010 has resulted in a number of current and potential Mo-99 customers diversifying their supply away from single sources. Although we look to opportunistically grow our customer base for Medical Isotopes as potential new customers continue to diversify their supply, the NRU maintenance shutdowns in each of the last two fiscal years, combined with delays and reduced back-up supply available to date from our Russian supplier, have made this difficult. Currently, our focus is on maintaining our Mo-99 revenues.

Corporate and Other
We are focused on providing meaningful total returns to our shareholders through using our cash on hand, cash from operations, and access to capital to:
•	Selectively invest in growth opportunities and projects focused on maintaining existing margins and cash flows that are intended to drive long term share price appreciation; and,
•
Return cash to shareholders that is not otherwise required for growth or operational purposes. We have been returning cash through a quarterly dividend of $0.10 per share (yielding 4.2% as at July 31, 2012), and share buybacks when deemed an appropriate deployment of cash.

2012 financial outlook - update

We continue to expect our top three products (TheraSphere, Co-60, and Mo-99) to contribute approximately 80% of revenues and greater than 90% of segment gross margins. In our Q2 2012 MD&A, we disclosed the revenues and drivers that had changed from our previously published 2012 financial outlook. We continue to expect overall revenue and gross margin for fiscal 2012 to be lower than fiscal 2011.

Targeted Therapies
As discussed in the “Recent business and corporate developments” section of this MD&A, the rate of TheraSphere revenue growth was impacted during 2012 due to several large accounts experiencing resource availability issues.  We continue to expect our fiscal 2012 TheraSphere revenue growth to be approximately 15% higher than fiscal 2011. While this revenue growth is lower compared to that in fiscal 2011, we believe that TheraSphere remains a solid platform for Nordion’s long-term growth strategy of creating significant value by building a leadership position in the emerging Interventional Oncology market.

Sterilization Technologies
We continue to expect Sterilization Technologies revenue to be approximately 10% lower in fiscal 2012 compared to 2011. This decrease is primarily due to the shipment of two large production irradiators in 2011, whereas we do not expect to ship any production irradiators in 2012.

We continue to expect a similar level of Co-60 revenue compared to 2011.  Similar to the 2011 profile, Co-60 revenue is expected to be significantly higher in the second half of 2012 compared with the first half. As disclosed in our Q2 2012 MD&A, our Co-60 shipments in Q3 2012 exceeded our total shipments for the first half of 2012.

Primarily due to Co-60 pricing, we continue to expect overall segment gross margin to be slightly lower in 2012 compared to 2011.

Medical Isotopes
On May 16, 2012, our primary supplier of medical isotopes, AECL, reported that the NRU reactor at Chalk River, Ontario, returned to service from its planned maintenance shutdown, which lasted 31 days.  The impact of the one month shutdown, which began April 15, resulted in an interruption in the supply of medical isotopes, primarily Mo-99, during Q2 and Q3 2012.  For Q4 2012, we continue to expect Reactor revenue to be approximately the same as Q1 2012, including one-time Reactor revenue expected in Q4 2012.

For the full year 2012, we continue to expect Reactor isotopes revenue to decline by between 10% and 12% compared to 2011 primarily due to the pricing adjustments experienced during the first quarter of 2011 and lower than expected volume in 2012 partly due to the unplanned NRU supply interruptions during Q2 2012.

As disclosed in our Q2 2012 MD&A, Bracco Diagnostics Inc. (Bracco) is currently investigating a variation of measurements in the field with respect to Strontium-82 (Sr-82) that we supplied. Accordingly, we do not currently expect to realize revenue from Sr-82 during Q4 2012, which generated approximately $2 million in revenue in Q3 2012.

AECL arbitration legal costs
We anticipate that our external legal costs in Q4 2012 related to this arbitration will be lower than Q3 2012.

Internal investigation costs
Nordion has engaged an external legal firm, which has in turn engaged various other advisors, including an accounting firm to conduct an internal investigation.  The work being conducted is intended to meet the requirements defined by a special Committee of the Company’s Board of Directors and the expected requirements of the various regulatory and enforcement authorities. The investigation is in its preliminary phase and we presently cannot estimate the duration or the cost of the overall investigation, or work required to support regulatory and enforcement activities.

In Q3 2012, we incurred $1.4 million of costs related to the internal investigation and currently expect costs of approximately $4 million to be incurred in Q4 2012.

Corporate and Other
In January 2012, we announced a 2012 NCIB authorized by the TSX to purchase for cancellation up to 3,105,901 shares. During the three and nine months ended July 31, 2012, we repurchased 20,000 common shares for $0.2 million under our 2012 NCIB. See further details on our 2012 NCIB in “Recent business and corporate developments” section of our Q1 2012 MD&A. We expect to continue to monitor and assess our cash requirements, liquidity and access to capital in determining the final amount we repurchase under our 2012 NCIB.

On January 19, 2011, our Board of Directors approved the initiation of a quarterly dividend of $0.10 per share. Our Board of Directors will be addressing the quarterly dividend at the regular scheduled Board meeting on September 11, 2012.

Financial highlights
	Three months ended July 31		Nine months ended July 31
(thousands of U.S. dollars, except per share amounts)	2012	2011	2012	2011
Revenues
Targeted Therapies
TheraSphere	$13,024	$11,529	$36,428	$31,692
Contract Manufacturing	2,273	1,772	6,090	13,773
	15,297	13,301	42,518	45,465
Sterilization Technologies
Cobalt	31,841	30,879	61,382	68,857
Sterilization - Other	304	1,241	1,741	7,338
	32,145	32,120	63,123	76,195
Medical Isotopes
Reactor	14,496	15,695	52,617	63,178
Cyclotron	5,203	5,691	11,911	15,189
	19,699	21,386	64,528	78,367
Consolidated segment revenues from continuing operations	$67,141	$66,807	$170,169	$200,027

Segment earnings (loss)
Targeted Therapies	$3,618	$2,123	$8,763	$10,445
Sterilization Technologies	14,403	15,311	22,361	31,660
Medical Isotopes	5,290	4,794	20,694	26,942
Corporate and Other	(2,703)	(3,040)	(7,433)	(12,031)
Total segment earnings	$20,608	$19,188	$44,385	$57,016

Depreciation and amortization	3,509	5,666	13,847	16,675
Gain on sale of investment	-	-	-	(1,691)
Restructuring (recovery) charges, net	(46)	41	(699)	576
AECL arbitration and legal costs	955	3,127	4,774	9,706
Internal investigation cost	1,356	-	1,356	-
Loss on Celerion note receivable	-	-	2,411	-
Change in fair value of embedded derivatives	1,992	3,697	8,417	(15,619)
Consolidated operating income from continuing operations	$12,842	$6,657	$14,279	$47,369

Basic earnings per share from continuing operations	$0.20	$0.07	$0.24	$0.56

Cash and cash equivalents	$81,896	$69,038	$81,896	$69,038

Financial results analysis
In this section, we provide detailed information and analysis regarding our performance for the three and nine months ended July 31, 2012 compared with the same periods in fiscal 2011.

Consolidated financial results

	Three months ended July 31				Nine months ended July 31
(thousands of U.S. dollars)	2012	% of revenues	2011	% of revenues	2012	% of revenues	2011	% of revenues
Revenues	$67,141	100%	$66,807	100%	$170,169	100%	$200,027	100%
Costs and expenses
Direct cost of revenues	30,384	45%	31,628	47%	80,428	47%	94,033	47%
Selling, general and administration	17,362	26%	17,172	26%	47,988	28%	49,364	25%
Depreciation and amortization	3,509	5%	5,666	8%	13,847	8%	16,675	8%
Restructuring (recovery) charges, net	(46)	-	41	-	(699)	-	576	-
Change in fair value of embedded derivatives	1,992	3%	3,697	6%	8,417	5%	(15,619)	(8%)
Other expenses, net	1,098	2%	1,946	3%	5,909	4%	7,629	4%
Operating income from continuing operations	$12,842	19%	$6,657	10%	$14,279	8%	$47,369	24%

Interest expense	(1,197)	(2%)	(493)	(1%)	(3,489)	(2%)	(1,610)	(1%)
Interest income	1,335	2%	2,525	4%	4,610	3%	7,794	4%
Unrealized loss on equity	-	-	-	-	-	-	(128)	-
Income tax (expense)	(678)	(1%)	(3,996)	(6%)	(764)	-	(16,422)	(8%)
Loss from discontinued operations, net of income taxes	-	-	(8,814)	(13%)	-	-	(27,057)	(14%)
Net income (loss)	$12,302	18%	$(4,121)	(6%)	$14,636	9%	$9,946	5%

Gross margin	55%	53%	53%	53%
Capital expenditures from continuing operations	$1,172	$1,152	$5,828	$2,854
Total assets	$435,365	$487,027	$435,365	$487,027
Long term financial obligations	$44,453	$47,322	$44,453	$47,322

Revenues
Revenues of $67.1 million in the three months ended Q3 2012 increased by $0.3 million or 0.5% compared with the same period in fiscal 2011.  Excluding the impact of foreign exchange, revenues for the three months ended Q3 2012 increased approximately 3% compared to the same period in fiscal 2011. Revenues of $170.2 million for the nine months ended Q3 2012 decreased by $29.9 million or 15% compared with the same period in fiscal 2011. Excluding the impact of foreign exchange, revenues for the nine months ended Q3 2012 decreased approximately 13% compared to the same period in fiscal 2011.

The decrease in revenue compared to the prior year was attributable to: i) a decrease in pricing and volume sales of Reactor isotopes; ii) a decrease in volume sales of Cyclotron isotopes; iii) lower Co-60 revenue due to lower volume impacted by the timing of our shipments which typically vary significantly quarter-to-quarter; iv) no production irradiator shipment in the current year; and v) no CardioGen-82 sales since Q1 2011. These decreases were partially offset by continued growth in TheraSphere sales.

See further detailed analysis on revenues in the “Targeted Therapies”, “Sterilization Technologies” and “Medical Isotopes”, sections of this MD&A.

Gross margin
Gross margins from continuing operations of 55% and 53% for the three and nine months ended Q3 2012, respectively, were relatively flat compared to the same periods in fiscal 2011. Our overall gross margin was negatively impacted by lower revenue from our Mo-99 and Co-60 products covering relatively fixed production support costs.  This decrease was largely offset by growth in TheraSphere sales.

See further detailed analysis on gross margin in the “Targeted Therapies”, “Sterilization Technologies” and “Medical Isotopes”, sections of this MD&A.

Costs and expenses

Selling, general and administration (SG&A)

SG&A expenses of $17.4 million for the three months ended Q3 2012 increased by $0.2 million compared to the same period in fiscal 2011. The increase was due to $1.4 million of external legal and professional fees related to our internal investigation and $0.9 million for stock based compensation expense, largely offset by lower legal costs of $2.2 million associated with the MAPLE arbitration proceedings.

SG&A expenses of $48.0 million for the nine months ended Q3 2012 decreased by $1.4 million compared to the same period in fiscal 2011. The decrease was due to lower legal costs as well as lower sales and marketing expenses offset by slightly higher insurance expense.

There was also a favourable foreign exchange impact from the weakening of the Canadian dollar relative to the U.S. dollar for the three and nine months ended Q3 2012. The significant majority of our SG&A expenses are denominated in Canadian dollars.

Depreciation and amortization (D&A)

D&A expenses of $3.5 million and $13.8 million for the three and nine months ended Q3 2012 decreased by $2.2 million and $2.8 million, respectively, compared to the same periods in fiscal 2011 primarily because the significant portion of our computer systems became fully depreciated during Q2 2012. Until Q2 2012, these computer systems had approximately $1.8 million of depreciation expense on a quarterly basis.

Restructuring charges

For the nine months ended Q3 2012, we recorded a $0.7 million net restructuring recovery primarily due to the lease termination of approximately 70% of our former Toronto office space.  In December 2011, a lease termination offer related to the fourth and fifth floors of our former Toronto office was signed and a C$2.5 million early termination penalty was paid.

The majority of the remaining restructuring provisions relate to future rental payments related to the Company’s remaining Toronto office space, which may extend over the next two years.

Change in fair value of embedded derivatives

We have Russian supply contracts for Co-60 and Mo-99 that are denominated in U.S. dollars. This creates embedded derivatives as our Canadian operation has Canadian dollars as its functional currency. At each period end, we mark-to-market any changes in the fair value of the embedded derivatives and record these increases and decreases as gains and losses within operating income. The long-term Mo-99 supply agreement that we signed with our Russian supplier Isotope in Q4 2010 has significantly increased our embedded derivative exposure.

For the three and nine months ended Q3 2012, we recorded losses of $2.0 million and $8.4 million for the change in the fair value of the embedded derivatives, respectively, compared to a loss of $3.7 million and gain of $15.6 million for the same periods in fiscal 2011. The changes in the fair value of the embedded derivatives was primarily driven by changes in the U.S. to Canadian dollar exchange rates and our estimated notional supply amount during the contract periods. These gains and losses are for accounting purposes and do not represent cash transactions in the period of reporting.

Other expenses, net

Other expenses, net, of $1.1 million and $5.9 million for the three and nine months ended Q3 2012, respectively, primarily included R&D costs of $1.7 million and $4.7 million as well as foreign exchange gains of $0.3 million and $0.8 million. Other expenses, net for the nine months ended Q3 2012 also included a $2.4 million loss on the Celerion note receivable recorded in Q1 2012.

Other expenses, net, of $1.9 million and $7.6 million for the three and nine months ended Q3 2011, respectively, primarily included R&D costs of $1.7 million and $3.7 million as well as a foreign exchange gain of $0.2 million and a loss of $5.5 million. Other expenses, net for the nine months ended Q3 2011 also included a $1.7 million gain on the sale of an available for sale investment.

Interest income (expense), net

Net interest income for the three and nine months ended Q3 2012 were $0.1 million and $1.1 million, respectively, compared to $2.0 million and $6.2 million for the same periods in fiscal 2011. The decrease in net interest income was primarily due to an increase in interest expense relating to our credit facility entered in Q3 2011 as well as a decrease in accreted interest income related to our note receivable from Celerion Inc. reflecting a $6.5 million partial repayment for a reduction of $12.5 million of the principal amount that occurred during Q1 2012.

Income tax expense

For the three and nine months ended Q3 2012, we recorded expenses of $0.7 million and $0.8 million on the pre-tax income from continuing operations of $13.0 million and $15.4 million, respectively. The tax expense and related effective tax rate on continuing operations was determined by applying an estimated annual effective tax rate of 24.8% to pre-tax income and then adjusting for various discrete tax items. Discrete tax items primarily include adjustments for the differential between the current and deferred tax rate of 0.3% on the change in fair value of embedded derivatives, adjustments to the reserves for uncertain tax positions and other adjustments.

Loss from discontinued operations, net of income taxes
For the three and nine months ended Q3 2012, we did not have a loss from discontinued operations. For the three and nine months ended Q3 2011, we recorded a loss from discontinued operations, net of income taxes, of $8.8 million and $27.1 million respectively, which primarily include an unfavorable outcome of the arbitration with Life Technologies Corporations in Q3 2011 (as discussed in “Liquidity” section of this MD&A), the sale of MDS Nordion S.A. completed in Q2 2011, and certain tax adjustments and settlements relating to our discontinued operations of MDS Pharma Services and MDS Analytical Technologies.

2) Segmented Financial Review

Targeted Therapies

	Three months ended July 31				Nine months ended July 31
(thousands of U.S. dollars)	2012	% of revenues	2011	% of revenues	2012	% of revenues	2011	% of revenues
Revenues
TheraSphere	$13,024	85%	$11,529	87%	$36,428	86%	$31,692	70%
Contract Manufacturing	2,273	15%	1,772	13%	6,090	14%	13,773	30%
	15,297	100%	13,301	100%	42,518	100%	45,465	100%
Costs and expenses
Direct cost of revenues	5,038	33%	5,582	42%	15,580	37%	20,077	44%
Selling, general and administration	4,947	32%	4,003	30%	13,563	32%	11,276	25%
Other expenses, net	1,694	11%	1,593	12%	4,612	11%	3,667	8%
Segment earnings	$3,618	24%	$2,123	16%	$8,763	21%	$10,445	23%

Revenues
Revenues of $15.3 million for the three months ended Q3 2012 increased by $2.0 million or 15% compared to the same period in fiscal 2011. For the nine months ended Q3 2012, revenues of $42.5 million decreased by $2.9 million or 6% compared to the same period in fiscal 2011. As the majority of our Targeted Therapies revenues are denominated in U.S. dollars, the impact of foreign exchange on revenues was not significant.

Growth in TheraSphere continued for the three and nine months ended Q3 2012 with increases in revenue of 13% and 15%, respectively, compared to the same periods in fiscal 2011.

Contract Manufacturing increased $0.5 million or 28% for the three months ended Q3 2012 compared to the same period in fiscal 2011.  This was due to an increase in Bexxar revenue. For the nine months ended Q3 2012, Contract Manufacturing revenue declined $7.7 million compared to the same periods in fiscal 2011.  The decrease was due to fewer third party products including the impact of the interruption in CardioGen-82 manufacturing. We have not manufactured CardioGen-82 since Q1 2011.

Gross margin
Gross margins for our Targeted Therapies segment of 67% and 63% for the three and nine months ended Q3 2012, respectively, were higher than 58% and 56% for the same periods in fiscal 2011. This was primarily due to the growth in TheraSphere and a heavier weighting of TheraSphere revenue, which has higher gross margin than Contract Manufacturing products. In addition, TheraSphere has a relatively fixed cost over certain volumes such that incremental revenue has a positive impact on gross margin.

Selling, general and administration (SG&A)
SG&A expenses of $4.9 million and $13.6 million for the three and nine months ended Q3 2012 increased by $0.9 million and $2.3 million, respectively, compared to the same periods in fiscal 2011. The increase was primarily driven by an increased investment in TheraSphere sales and marketing, and an increase in general and administrative costs required to support the growth of the product. There was a small favourable foreign exchange impact due to the weakening of the Canadian dollar relative to the U.S. dollar. A majority of our SG&A expenses are denominated in Canadian dollars.

Other expenses, net
R&D expenses remained relatively flat for the three months ended Q3 2012 compared to the same period in fiscal 2011.  However, R&D increased $0.9 million for the nine months ended Q3 2012 compared to the same period in fiscal 2011 due to increased spending in TheraSphere clinical trials.

Sterilization Technologies

	Three months ended July 31				Nine months ended July 31
(thousands of U.S. dollars)	2012	% of revenues	2011	% of revenues	2012	% of revenues	2011	% of revenues
Revenues
Cobalt	$31,841	99%	$30,879	96%	$61,382	97%	$68,857	90%
Sterilization - Other	304	1%	1,241	4%	1,741	3%	7,338	10%
	32,145	100%	32,120	100%	63,123	100%	76,195	100%
Costs and expenses
Direct cost of revenues	14,066	44%	12,676	39%	29,900	47%	33,246	44%
Selling, general and administration	3,539	11%	4,125	13%	10,635	17%	10,968	14%
Other expenses, net(a)	137	-	8	-	227	-	321	-
Segment earnings	$14,403	45%	$15,311	48%	$22,361	35%	$31,660	42%
(a)   Excludes gain on investment of $1.7 million for the nine months ended July 31, 2011, which are not included in the calculation of segment earnings.

Revenues
Revenues of $32.1 million for the three months ended Q3 2012, remained relatively flat compared to the same period in fiscal 2011. For the nine months ended Q3 2012, revenues of $63.1 million decreased by $13.1 million or 17%, compared to the same period in fiscal 2011. The majority of revenue for Sterilization Technologies is denominated in Canadian dollars and, therefore, fluctuations in foreign exchange impact revenue. Excluding the impact of foreign exchange, revenues for the three months ended Q3 2012 increased by 4% whereas revenues decreased by 15% for the nine months ended Q3 2012.

For the three months ended Q3 2012, Co-60 revenues increased by $1.0 million or 3% compared to the same period in fiscal 2011.  For the nine months ended Q3 2012, Co-60 revenues decreased by $7.5 million or 11% compared to the same period in fiscal 2011.  The change in Co-60 revenue was primarily due to the quarterly variability of the timing of our shipments to customers in addition to the impact from slightly lower average pricing and the relative difference in mix of customers in each respective year.

For the nine months period ended Q3 2012, revenues from Sterilization – Other decreased significantly compared to the same period in fiscal 2011 primarily because we shipped one production irradiator in Q2 2011 whereas no production irradiators have been shipped in the current year.

As in prior years, the quarterly profile of revenues for Sterilization Technologies vary significantly due to the timing of our Co-60 shipments to customers and the sales of production irradiators. When our customers purchase and install Co-60, they need to shut down their production irradiator operations while the Co-60 is being loaded into the irradiator. Therefore, we coordinate this process closely with our customers to minimize disruption to their operations. The timing of Co-60 discharges from power reactor sites in Canada can also affect the variability in quarterly revenues for Sterilization Technologies.

Gross margin
Gross margins for our Sterilization Technologies segment of 56% and 53% for the three and nine months ended Q3 2012, respectively, were lower compared to 61% and 56% for the same periods in fiscal 2011. The decrease in gross margin was primarily driven by lower revenue covering relatively fixed Co-60 production support costs and the impact of slightly lower average pricing as well as difference in mix of customers as described above.

Selling, general and administration (SG&A)
SG&A expenses of $3.5 million and $10.6 million for the three and nine months ended Q3 2012 decreased by $0.6 million and $0.3 million, respectively, compared to the same periods in fiscal 2011. This is due mainly to lower sales and marketing activities in this segment as well as a small favourable foreign exchange impact due to the weakening of the Canadian dollar relative to the U.S. dollar. A significant majority of our SG&A expenses are denominated in Canadian dollars.

Other expenses, net
Other expenses, net are primarily foreign exchange revaluation gains and losses for the three and nine months ended Q3 2012 and 2011.

Medical Isotopes

	Three months ended July 31			Nine months ended July 31
(thousands of U.S. dollars)	2012	% of revenues	2011	% of revenues	2012	% of revenues	2011	% of revenues
Revenues
Reactor	$14,496	74%	$15,695	73%	$52,617	82%	$63,178	81%
Cyclotron	5,203	26%	5,691	27%	11,911	18%	15,189	19%
	19,699	100%	21,386	100%	64,528	100%	78,367	100%
Costs and expenses
Direct cost of revenues	11,280	57%	13,370	63%	34,948	54%	40,710	52%
Selling, general and administration(a)	3,049	15%	3,310	15%	8,866	14%	10,560	14%
Other expenses (income), net	80	-	(88)	-	20	-	155	-
Segment earnings	$5,290	27%	$4,794	22%	$20,694	32%	$26,942	34%
(a)  Excludes AECL arbitration and legal costs of $1.0 million (2011 - $3.1million) and $4.8 million (2011 - $9.7 million) for the three and nine months ended July 31, 2012, respectively, which are not included in the calculation of segment earnings.

Revenues
Revenues of $19.7 million for the three months ended July 31, 2012, decreased by $1.7 million or 8% compared to the same period in fiscal 2011. For the nine months ended Q3 2012, revenues of $64.5 million decreased by $13.8 million or 18% compared with the same period in fiscal 2011. The majority of Medical Isotopes revenues are denominated in U.S. dollars and, therefore, foreign exchange had a nominal impact on revenue

Reactor products accounted for 74% and 82% of the three and nine months ended Q3 2012 Medical Isotopes revenues, respectively, while cyclotron-based products accounted for 26% and 18%.

Reactor isotopes revenues decreased by 8% and 17% for the three and nine months ended Q3 2012, respectively, compared to the same periods in fiscal 2011 due mainly to decreases in sales volume and price of Mo-99.  As described in the “Recent business and corporate developments” section of this MD&A, the planned maintenance shutdown of the NRU reactor, our main source of Mo-99 supply, began on April 15th, 2012 and ended on May 15, 2012.  Although this shutdown straddled two quarters in 2012 compared to the planned maintenance shutdown in 2011 which occurred entirely during Q3, our revenues for the three months ended Q3 2012 overall decreased due to lower sales volume and price of Mo-99. Our revenues for the nine months ended Q3 2012 were further negatively impacted by two unplanned interruptions in supply from the NRU reactor which occurred in February and March 2012.

Cyclotron isotopes revenues were lower by 9% and 22% for the three and nine months ended Q3 2012, respectively, compared to the same periods in fiscal 2011 due mainly to lower shipments of Sr-82 and lower customer demand for Tl-201, Ga-67 and I-123.

Gross margin
Gross margin of 43% for the three months ended Q3 2012 was higher than the 37% gross margin in the same period in fiscal 2011 primarily due to lower costs associated with other Reactor isotopes and realized gains on foreign currency forward contracts under cash flow hedges. Also contributing to this increase was the weakening of the Canadian dollar relative to the U.S. dollar which positively impacted the overall gross margin as a majority of our direct costs are denominated in Canadian dollars whereas the majority of our revenues are denominated in U.S. dollars.

Gross margin of 46% for the nine months ended Q3 2012 was slightly lower than the 48% gross margin for the same period in fiscal 2011, primarily due to lower Mo-99 revenue, as described above, covering relatively fixed production support costs in the current periods.

Gross margin was also impacted by lower revenues for Cyclotron products, which tend to have a relatively fixed cost over certain volumes, as well as an increase in production support costs.

Selling, general and administration (SG&A)
SG&A expenses of $3.0 million and $8.9 million for the three and nine months ended Q3 2012, respectively, decreased compared to $3.3 million and $10.6 million for the same periods in fiscal 2011. The decrease in SG&A was primarily due to a reduction in the level of general and administrative costs associated with supporting the segment and sales and marketing expenses.  The weakening of the Canadian dollar relative to the U.S. dollar also favourably impacted expenses as a significant majority of our SG&A expenses are denominated in Canadian dollars.

Other expenses (income), net
Other expenses (income), net are primarily foreign exchange revaluation gains and losses for the three and nine months ended July 31, 2012 and 2011.

Corporate and Other

	Three months ended July 31		Nine months ended July 31
(thousands of U.S. dollars)	2012	2011	2012	2011
Costs and expenses
Selling, general and administration	$3,516	$2,607	$8,794	$6,854
Other (income) expenses, net(a)	(813)	433	(1,361)	5,177
Segment loss	$(2,703)	$(3,040)	$(7,433)	$(12,031)
(a)  Excludes internal investigation costs of $1.4 million for the three and nine months ended July 31, 2012 also excludes loss on Celerion note receivable of $2.4 million (2011 - $nil) for the nine months ended July 31, 2012, which are not included in the calculation of segment loss.

Selling, general and administration (SG&A)
Corporate SG&A expenses of $3.5 million for the three months ended Q3 2012 increased by $0.9 million compared to the same period in fiscal 2011. The increase in SG&A expenses was primarily due to higher stock based compensation costs.

Corporate SG&A expenses of $8.8 million for the nine months ended Q3 2012 increased by $1.9 million compared to the same period in fiscal 2011. The increase in SG&A expenses primarily reflects $1.5 million of insurance adjustment related to refunds and reduced insurance loss estimates recorded in fiscal 2011.

Other (income) expenses, net
For the three and nine months ended Q3 2012, Other (income) expenses, net included $0.2 million and $0.8 million related to foreign exchange gain, respectively.

Other expenses, net for the three and nine month ended Q3 2011 included a foreign exchange gain of $0.1 million and a loss of $5.0 million, respectively, primarily related to cash held in a Canadian dollar functional currency entity in U.S. dollars.

3) Quarterly Financial Analysis

Sequential financial analysis
In this section, we provide a summary of selected financial information for each of the eight most recently completed quarters.
(thousands of U.S. dollars, except per share amounts)	Trailing four quarters	July 31 2012	April 30 2012	January 31 2012	October 31 2011
Revenues from continuing operations
TheraSphere	$47,312	$13,024	$12,392	$11,012	$10,884
Contract Manufacturing	11,573	2,273	1,990	1,827	5,483
Targeted Therapies	58,885	15,297	14,382	12,839	16,367
Cobalt	89,507	31,841	13,860	15,681	28,125
Sterilization-other	6,083	304	982	455	4,342
Sterilization Technologies	95,590	32,145	14,842	16,136	32,467
Reactor	74,533	14,496	17,179	20,942	21,916
Cyclotron	15,161	5,203	3,610	3,098	3,250
Medical Isotopes	89,694	19,699	20,789	24,040	25,166
	$244,169	$67,141	$50,013	$53,015	$74,000
Segment earnings (loss)
Targeted Therapies	13,227	3,618	3,108	2,037	4,464
Sterilization Technologies	36,841	14,403	3,504	4,454	14,480
Medical Isotopes	29,837	5,290	6,617	8,787	9,143
Corporate and Other	(7,760)	(2,703)	(2,815)	(1,915)	(327)
	$72,145	$20,608	$10,414	$13,363	$27,760

Income (loss) from continuing operations	$21,135	$12,302	$3,221	$(887)	$6,499
Income from discontinued operations, net of income taxes	402	-	-	-	402
Net income (loss)	$21,537	$12,302	$3,221	$(887)	$6,901
Basic and diluted earnings (loss) per share
- from continuing operations	$0.34	$0.20	$0.05	$(0.01)	$0.10
- from discontinued operations	0.01	-	-	-	0.01
Basic and diluted earnings (loss) per share	$0.35	$0.20	$0.05	$(0.01)	$0.11

(thousands of U.S. dollars, except per share amounts)	Trailing four quarters	July 31 2011	April 30 2011	January 31 2011	October 31 2010
Revenues from continuing operations
TheraSphere	$39,340	$11,529	$11,190	$8,973	$7,648
Contract Manufacturing	24,857	1,772	4,169	7,832	11,084
Targeted Therapies	64,197	13,301	15,359	16,805	18,732
Cobalt	98,029	30,879	19,628	18,350	29,172
Sterilization-other	13,276	1,241	5,697	400	5,938
Sterilization Technologies	111,305	32,120	25,325	18,750	35,110
Reactor	86,280	15,695	21,862	25,621	23,102
Cyclotron	19,854	5,691	5,712	3,786	4,665
Medical Isotopes	106,134	21,386	27,574	29,407	27,767
	$281,636	$66,807	$68,258	$64,962	$81,609
Segment earnings (loss)
Targeted Therapies	14,749	2,123	3,550	4,772	4,304
Sterilization Technologies	49,936	15,311	9,685	6,664	18,276
Medical Isotopes	36,610	4,794	9,738	12,410	9,668
Corporate and Other	(21,569)	(3,040)	(7,797)	(1,194)	(9,538)
	$79,726	$19,188	$15,176	$22,652	$22,710

Income from continuing operations	$51,420	$4,693	$6,813	$25,497	$14,417
(Loss) income from discontinued operations, net of income taxes	(25,802)	(8,814)	(14,291)	(3,952)	1,255
Net income (loss)	$25,618	$(4,121)	$(7,478)	$21,545	$15,672
Basic and diluted earnings (loss) per share
- from continuing operations	$0.78	$0.07	$0.11	$0.38	$0.22
- from discontinued operations	(0.39)	(0.13)	(0.22)	(0.06)	0.02
Basic and diluted earnings (loss) per share	$0.39	$(0.06)	$(0.11)	$0.32	$0.24

Revenues from continuing operations

Targeted Therapies

Targeted Therapies revenue of $15.3 million in Q3 2012 increased by $0.9 million or 6% compared to Q2 2012. This increase was primarily due to an increase in TheraSphere sales volume from both new and existing clinics. Contract Manufacturing revenue was relatively flat quarter over quarter.

Sterilization Technologies

Sterilization Technologies revenues of $32.1 million in Q3 2012 increased by $17.3 million or 117% compared to Q2 2012 primarily due to significant increase in Co-60 shipments in Q3 2012 compared to Q2 2012. Co-60 revenues can vary significantly quarter-to-quarter due to the timing of our shipments to customers. The shipments are planned between Nordion and our customers and are forecast several months in advance.

The quarterly profile of revenues for Sterilization Technologies vary significantly due to the timing of our Co-60 shipments to customers and the sales of production irradiators. When our customers purchase and install Co-60, they need to shut down their production irradiator operations while the Co-60 is being loaded into the irradiator. Therefore, we coordinate this process closely with our customers to minimize disruption to their operations. The timing of Co-60 discharges from power reactor sites in Canada can also affect the variability in quarterly revenues for Sterilization Technologies.

Medical Isotopes

Medical Isotopes revenue decreased 5% in Q3 2012 compared to Q2 2012. The decrease was primarily driven by lower Reactor isotopes revenue due to decreases in Mo-99 sales volume. As described in the “Recent business and corporate development” section of this MD&A, the decrease in Mo-99 sales volume was also driven by the planned shutdown which began April 15, 2012 and had a relatively longer impact in Q3 2012 compared to Q2 2012.

In Q3 2012, Cyclotron isotopes revenue increased by $1.6 million or 44% compared to Q2 2012. This increase is attributable to an increase in sales of Sr-82.

Segment earnings (loss)

Targeted Therapies

Targeted Therapies segment earnings of $3.6 million in Q3 2012 increased by $0.5 million or 16% compared to Q2 2012 primarily due to higher TheraSphere sales volume.

Quarter-to-quarter Targeted Therapies segment earnings are impacted by the mix of TheraSphere and Contract Manufacturing since TheraSphere generally has a higher gross margin than our Contract Manufacturing, and by the level of spending on TheraSphere clinical trials.

Sterilization Technologies

Sterilization Technologies segment earnings of $14.4 million in Q3 2012 increased by $10.9 million or 311% compared to Q2 2012. This is primarily due to significantly increased Co-60 volume in Q3 2012 compared to Q2 2012.

Quarter-to-quarter Sterilization Technologies segment earnings are impacted by the mix of Co-60, one of our higher gross margin products, with Sterilization – Other, which includes our shipments of a production irradiator. The irradiators, while important to future growth in Co-60 sales, are a relatively lower margin product than Co-60 sources.

Medical Isotopes

Medical Isotopes segment earnings of $5.3 million in Q3 2012 decreased by $1.3 million or 20% compared to Q2 2012. This is primarily due to lower volumes of Reactor isotopes in Q3 2012.

Generally, our Reactor isotopes products have higher gross margins than the Cyclotron isotopes products.

Corporate and Other

Corporate and Other segment loss of $2.7 million in Q3 2012 decreased by $0.1 million compared to Q2 2012 due mainly to a favourable foreign exchange impact due to the weakening of the Canadian dollar relative to the U.S. dollar. A significant majority of our SG&A expenses are denominated in Canadian dollars.

Other items that have affected the quarter-to-quarter comparability of the income from continuing operations include:

Share buybacks:
Earnings per share amounts were impacted by the number of Common shares repurchased and cancelled under the substantial issuer bid in Q3 2010, the 2011 normal course issuer bid (NCIB), and the 2012 NCIB.

Balance sheet insights

To assist understanding of our balance sheet accounts, we have briefly summarized a number of items below that are recorded in our balance sheet and described in more detail in our financial statement notes.

Embedded derivatives
Included in Other current assets and Accrued liabilities are embedded derivatives assets and liabilities of $4.1 million and $1.3 million, respectively, as of July 31, 2012. These relate to certain long-term supply contracts that are denominated in currencies that are not the functional currency of either party to the agreements. These embedded derivatives can fluctuate significantly from period to period as they are based on notional amounts exceeding $170 million at July 31, 2012, and are revalued at the end of each reporting period based on changes in currency exchange rates relative to the Canadian dollar.

Investment in Celerion, Inc. (Celerion) & note receivable from Celerion
Long-term investments include our 15% minority interest in Celerion, carried at $1.4 million and a note receivable from Celerion, carried at $13.7 million is included in Other long-term assets. The face value of the note, including the transition services agreement and interest payments, as of July 31, 2012 is $16.6 million, with the carrying value reflecting discount rates of 28% and 8% for unsecured and secured cash flows, respectively. The significant portion of the note is unsecured and has a five year term bearing interest at 4% per annum which is accruing to the principal amount of the note. Our exposure to losses with respect to Celerion is limited to the carrying amount of this note receivable and our minority interest in Celerion.

Investment in LCC Legacy Holdings (LCC) (formerly Lumira Capital Corp.)
Included in Long-term investments is our investment in LCC, a privately held investment fund management company that has long-term investments in development-stage enterprises. We record this investment using the equity method of accounting and the carrying amount of this investment is $nil as of July 31, 2012, resulting from cumulative dividends received and equity losses recorded in prior periods.  We have no further exposure to losses with respect to LCC as our exposure is limited to the carrying amount of this investment.

Financial instrument pledged as security on long-term debt & Long-term debt
Included in Notes receivable and Other long-term assets is a financial instrument with a carrying value of $44.1 million as of July 31, 2012. This financial instrument is classified as held to maturity and is not readily tradable. Included in Long-term debt is a non-interest-bearing Canadian government loan with a carrying value of $44.1 million as of July 31, 2012. The cash inflow of the financial instrument exactly offsets the cash outflow of the long-term debt. We have pledged the financial instrument as security to offset the long-term debt, effectively resulting in net $nil debt.

Note receivable from AECL
The note receivable from AECL is carried at $2.3 million as at July 31, 2012 and is repayable monthly with the last payment scheduled in September 2012.

Deferred tax assets
We have recorded current and non-current deferred tax assets of $76.7 million as of July 31, 2012. These assets relate to our Canadian operations and can be used to reduce future cash taxes in Canada.

Assets and liabilities related to captive insurance

As of July 31, 2012, our captive insurance liabilities include outstanding loss reserves of $2.9 million which is included in Accrued liabilities. The incurred but not reported loss reserves of $2.4 million is included in Other long-term liabilities as at July 31, 2012. Partially offsetting these liabilities is restricted cash of $4.6 million included in Other long-term assets.

Liabilities retained from divested and discontinued operations

Included in Accrued liabilities is $9.5 million related to an arbitration ruling in our dispute with Life Technologies Corporations (Life).  We subsequently filed a Statement of Claim against Life and have requested the $9.5 million settlement payment be stayed pending the outcome of this new claim.

Accrued liabilities also includes a provision of $8.3 million to address certain uninsured U.S. Food and Drug Administration (FDA) claims related to the Company’s discontinued bioanalytical operations in its Montreal, Canada, facilities.

Included in Accrued liabilities and Other long-term liabilities is a restructuring provision of $1.4 million. The restructuring activities to which this provision relates have been substantially completed and the remaining restructuring provision relates to future rental payments related to the Company’s former corporate office space in Toronto, which may extend over the next two years.

4) Consolidated Liquidity and Capital Resources

Cash flows
We have summarized our cash flows from operating, investing and financing activities, as reflected in our consolidated statements of cash flows, in the following table:

	Three months ended July 31		Nine months ended July 31
(thousands of U.S. dollars)	2012	2011	2012	2011
Cash provided by continuing operating activities	$11,939	$8,551	$35,168	$13,953
Cash (used in) provided by continuing investing activities	(377)	18,866	(4,567)	17,793
Cash used in continuing financing activities	(6,366)	(13,659)	(22,323)	(52,825)
Cash used in discontinued operations	-	(8,210)	-	(38,040)
Effect of foreign exchange rate changes on cash and cash equivalents	(1,100)	(402)	(449)	5,355
Net increase (decrease) in cash and cash equivalents during the period	$4,096	$5,146	$7,829	$(53,764)

Summary of cash flow activities for the three months ended Q3 2012
The primary cash inflows in the third quarter of fiscal 2012, excluding those associated with our product revenues included:
•	$3.3 million of payments from AECL related to a notes receivable.

With these cash inflows and our cash on hand, we used cash in the following activities:
•	$6.2 million in dividend payments;
•	$3.5 million for restructuring, retained leases, and litigation costs; and,
•	$1.2 million capital expenditures.

The remaining net cash inflow of $11.7 million is primarily related to profitability from our operations and other changes in working capital.

Continuing operating activities
Cash provided by our operating activities for the three months ended Q3 2012 was $11.9 million compared to $8.6 million in the same period in fiscal 2011. We recorded a net income of $12.3 million for Q3 2012, which includes a non-cash change in the fair value of embedded derivatives of $2.0 million loss. In Q3 2012, our accounts receivable increased by $14.5 million and our inventories decreased by $6.1 million primarily driven by the timing of our sale and receipt of Co-60.

Cash provided by our operating activities for the nine months ended Q3 2012 was $35.2 million compared to $14.0 million in the same period in fiscal 2011. We recorded a net income of $14.6 million for the nine months ended Q3 2012, which includes a non-cash change in the fair value of embedded derivative assets of $8.4 million loss, $16.6 million for restructuring, retained leases and litigation costs and a loss on Celerion note receivable of $2.4 million. During the nine months ended Q3 2012, our accounts receivable increased by $1.3 million, our inventories increased by $3.0 million, and our accounts payable and accrued liabilities decreased by $8.0 million, for the same reason described in the above analysis.

Continuing investing activities
We used cash of $0.4 million for investing activities for the three months ended Q3 2012 compared with cash provided of $18.9 million in the same period in fiscal 2011. Our activities in Q3 2012 included capital asset additions of $1.2 million, partially offset by a decrease in restricted cash of $0.8 million. Our activities in Q3 2011 primarily represent a release of restricted cash of $20.0 million that related mainly to restricted cash previously held as collateral to secure letters of credit. This increase in cash was partially offset by capital asset addition of $1.2 million.

We used cash of $4.6 million in investing activities for the nine months ended Q3 2012 compared with cash provided of $17.8 million in the same period in fiscal 2011. During the nine months ended Q3 2012, we had capital asset additions of $5.8 million, partially offset by a decrease in restricted cash of $1.3 million. During the nine months ended Q3 2011, the significant decrease of restricted cash of $19.0 million related to restricted cash previously held as collateral to secure letters of credit and the $1.7 million cash sale proceeds for our available for sale investment were partially offset by capital asset additions of $2.9 million.

Continuing financing activities
We used cash of $6.4 million for financing activities for Q3 2012 compared with $13.7 million in Q3 2011. During Q3 2012, we paid $6.2 million of cash dividends declared in June 2012 and repurchased and cancelled $0.2 million of Common shares under the 2012 NCIB. In Q3 2011, we repurchased our Common shares for $7.2 million and paid $6.4 million of cash dividends declared in June 2011.
We used cash of $22.3 million for financing activities for the nine months ended Q3 2012 compared with $52.8 million we used in the same period in fiscal 2011. During the nine months ended Q3 2012, we repurchased Common shares for $3.7 million and paid $18.6 million of cash dividends. During the nine months ended Q3 2011, we repurchased Common shares for $39.9 million and paid $12.9 million of cash dividends.

Liquidity

(thousands of U.S. dollars)	July 31 2012	October 31 2011	Change
Cash and cash equivalents	$81,896	$74,067	7,829
Current ratio(a)	2.5	2.4	4%
(a) Excludes current assets and current liabilities related to discontinued operations as at October 31, 2011.

Our cash and cash equivalents of $81.9 million as of July 31, 2012 was $7.8 million higher than the $74.1 million we had as of October 31, 2011. As we discussed in the Cash flows section above, the increase was primarily due to $36.1 million net cash inflow from our operations, $6.5 million cash received on Celerion note receivable, and $9.9 million cash received on the AECL note receivable. The increase in cash and cash equivalents was partially offset by $18.6 million of cash dividends paid, a $3.7 million share buyback under the NCIB, $16.6 million of restructuring, retained leases, and litigation costs, and $5.8 million of capital expenditures.

Our current ratio of 2.5 as of July 31, 2012 slightly increased from 2.4 as of October 31, 2011 as decreases in current liabilities were partially offset by decreases in current assets. The decline in the current assets was primarily due to decreases in embedded derivative assets and notes receivable, partially offset by increases in accounts receivable, inventories and cash and cash equivalents. The decline in the current liabilities was mainly due to a decrease in accrued liabilities.

As of July 31, 2012, our restricted cash of $4.6 million related to funds for insurance liabilities.

Credit facility
We have a $75.0 million senior revolving three year committed credit facility with the Toronto-Dominion Bank (TD) and a select group of other financial institutions (the Lenders). Each material subsidiary of Nordion jointly and severally guaranteed the obligations of the borrower to the lenders. The bank is granted floating and fixed charges over the assets of the borrower and guarantors including, but not limited to, accounts receivable, inventory and real property.

Under this credit facility, we are able to borrow Canadian and US dollars by way of Canadian dollar prime rate loans, US dollar base rate loans, US dollar Libor loans, the issuance of Canadian dollar banker’s acceptances and letters of credit in Canadian and US dollars. Letters of credit shall not exceed $50.0 million and the TD will make available a swingline of $7.5 million. The credit facility is for a three-year term payable in full on June 6, 2014; however, the term of the credit facility may be extended on mutual agreement of the lenders for successive subsequent periods.

Our credit facility is subject to customary positive, negative and financial covenants. Effective July 24, 2012, we received a waiver from the Lenders with respect to the arbitration award in favour of Life Technologies Corporation and the incorporation of a Luxembourg-based wholly-owned subsidiary. We were in compliance with all covenants as of July 31, 2012.

The credit facility is primarily for general corporate purposes. As of July 31, 2012, we have not used the credit facility for borrowing; however, we have $27.7 million of letters of credit issued against the credit facility.

Pension
For funding purposes, we were required by regulation to update our actuarial valuation of our main defined benefit pension plan as of January 1, 2012. Based on the most recent actuarial valuation completed in Q3 2012 related to January 1, 2012, our annual funding requirements are approximately $14 million, including approximately $3 million of current service cost contributions, in each of the next five years in order to reduce the projected regulatory solvency deficit and meet our normal funding requirements. Starting in Q3 2011, we have funded the solvency deficit via letters of credit for $10.2 million, including $3.9 million funded in Q3 2012. The deficit has arisen due to falling real interest rates where the pension liabilities increased more than the increase in the value of pension assets. The actual funding requirements over the five-year period will be dependent on subsequent annual actuarial valuations. These amounts are estimates, which may change with actual investment performance, changes in interest rates, any pertinent changes in government regulations, and any voluntary contributions. As a result of either changes to annual valuations or the three-year averaging used in the deficit calculation under applicable regulations, funding requirements may extend beyond the five year funding period.

In addition, we retained a defined benefit pension plan associated with MDS Pharma Services Early Stage. The current estimated under-funded status based on the latest actuarial valuation completed is approximately $3.9 million.

Future liquidity requirements
We believe that cash on hand, cash flows generated from operations, and borrowing from our existing line of credit, if needed, will be sufficient to meet the anticipated requirements for current operations, capital expenditures, R&D expenditures including trials for TheraSphere, pension funding, internal investigation costs, litigation costs including the MAPLE arbitration, contingent liabilities including FDA settlements, the Life arbitration settlement, and restructuring costs. At this time, we do not anticipate any issues in collecting amounts owed to us with respect to the notes receivable from AECL.

Contractual obligations
Subsequent to the sale of Early Stage, we have retained litigation claims and other costs associated with the U.S. FDA’s review of our discontinued bioanalytical operations and certain other contingent liabilities in Montreal, Canada. We have also retained certain liabilities related to pre-closing matters, a defined benefit pension plan for U.S. employees, and lease obligations for office locations in King of Prussia, Pennsylvania and Bothell, Washington. We have estimated the cost of future lease payments, net of expected sublease revenue, where applicable, to be approximately $1.0 million. Under certain circumstances, we may be required to assume additional liabilities that could result in future cash payments.

Arbitration with Life Technologies Corporations
As part of the sale of MDS Analytical Technologies completed in Q1 2010, our joint venture partnership with Applied Biosystems, a division of Life Technologies Corporations (Life), was dissolved. A disagreement arose between the former partners (Nordion and Life) as to the appropriate treatment of certain inventory sold by the partnership to Applied Biosystems prior to the dissolution of the joint venture partnership. The disagreement was submitted to arbitration and the arbitrator in the hearing ruled in favour of Life. As a result, we recorded a settlement loss of approximately $9.5 million in our results of discontinued operations in Q3 2011.

Subsequent to the arbitrator’s ruling, on September 30, 2011, we filed a Statement of Claim against Life in the Ontario Superior Court of Justice seeking recovery of approximately C$30 million and requesting the $9.5 million settlement payment be stayed pending the outcome of this new claim. In December 2011, Life filed its statement of defense and we expect that Life will vigorously defend this action. Both parties filed motions in May 2012 related to the claim. We have not paid the $9.5 million to date.

Capitalization
Our long-term debt of $44.5 million as of July 31, 2012, is primarily a non-interest-bearing Canadian government loan maturing in 2015, which we have fully secured with a long-term financial instrument that we have included in Other long-term assets in our consolidated statements of financial position.

Our shareholders’ equity as of July 31, 2012, was $275.6 million compared with $284.8 million as of October 31, 2011. The decrease reflects a total cost of $3.7 million for our NCIB for the nine months ended July 31, 2012 including a charge of $2.0 million to our accumulated deficit due to share buyback costs in excess of $1.7 million carrying value of the Common shares. Under our NCIB initiated in fiscal 2011, we repurchased and cancelled 5,258,632 of our Common shares for an aggregate purchase price of $55.9 million. On January 31, 2012, we announced a 2012 NCIB, which was authorized by the Toronto Stock Exchange (TSX) to purchase for cancellation up to 3,105,901 Common shares. As of July 31, 2012, we have repurchased and cancelled 20,000 of our Common shares under the 2012 NCIB. During the nine months ending Q3 2012, we also declared and paid quarterly dividends for a total $18.6 million.

Off-balance sheet arrangements
We do not have any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital expenditures or capital resources that are material to investors other than operating leases and derivative instruments.

Derivative instruments
As of July 31, 2012, we held over $37.0 million notional amount of foreign exchange forward contracts designated as cash flow hedges. During the three months ended July 31, 2012, we recorded $0.5 million realized gain and a nominal unrealized loss for our foreign exchange forward contracts designated as cash flow hedges whereas we recorded a nominal realized gain and a $0.2 million unrealized gain during the nine months ended July 31, 2012. As of July 31, 2012, we held no derivatives designated as fair value or net investment hedges.

As of July 31, 2012, we identified certain embedded derivative assets with a fair value of $4.1 million (October 31, 2011 - $11.6 million) and embedded derivative liabilities with a fair value of $1.3 million (October 31, 2011 - $0.4 million), which have a total notional amount of approximately over $170 million (October 31, 2011 – approximately $300 million). During the three and nine months ended July 31, 2012, we recorded a $2.0 million and $8.4 million loss, respectively, for the change in the fair value of the embedded derivatives, compared to $3.7 million loss and $15.6 million gain in the same periods in fiscal 2011.

Litigation

For full descriptions of our material litigation, see “Section 9, Legal Proceedings” in our 2011 AIF.

MAPLE
We are involved in an arbitration related to the MAPLE Facilities and an associated lawsuit with AECL and the Government of Canada. AECL and the Government of Canada unilaterally announced in fiscal 2008 their intention to discontinue the development work on the MAPLE Facilities. At the same time, AECL and the Government of Canada also publicly announced that they would continue to supply medical isotopes from the current NRU reactor, and would pursue a license extension of the NRU reactor operations past the expiry date, at the time, of October 31, 2011. On July 8, 2008, we served AECL with a notice of arbitration proceedings seeking an order to compel AECL to fulfill its contractual obligations under an agreement entered into with AECL in February 2006 (the 2006 Agreement) to complete the MAPLE Facilities and, in the alternative and in addition to such order, seeking significant monetary damages. In the lawsuit, we are claiming $1.6 billion (C$1.6 billion) in damages from AECL and the Government of Canada. Our emphasis has been on arbitration proceedings. The final arbitration hearings were completed in May 2012. We anticipate providing information concerning the Tribunal’s decision on September 10, 2012. Under the arbitration provisions, the parties have limited appeal rights as to certain matters of law. In addition to the legal proceedings initiated by us against AECL and the Government of Canada, we are currently exploring supply alternatives to mitigate the lack of supply from AECL, for both the long-term supply of reactor-based medical isotopes and isotopes produced by other modalities.

Bioequivalence studies
During fiscal 2009, we were served with a Complaint related to repeat study costs and mitigation costs of $10 million and lost profits of $70 million. This action relates to certain bioequivalence studies carried out by our former MDS Pharma Services business unit at our Montreal, Canada facility from January 1, 2000, to December 31, 2004. We maintain reserves in respect of repeat study costs as well as errors and omissions insurance. We have assessed this claim and have accrued amounts related to the direct costs associated with the repeat study costs in our FDA provision.  We have not made a specific provision related to the claim for lost profit, other than insurance deductible liabilities. We have filed an Answer and intend to vigorously defend this action.

During fiscal 2009, we were served with a Statement of Claim related to repeat study and mitigation costs of $5.0 million (C$5 million) and loss of profit of $29.9 million (C$30 million). This action relates to certain bioequivalence studies carried out by our former MDS Pharma Services business unit at our Montreal, Canada facility from January 1, 2000, to December 31, 2004. We maintain reserves in respect of repeat study costs as well as errors and omissions insurance. We have assessed this claim and have accrued amounts related to the direct costs associated with the repeat study costs in our FDA provision.  We have not made a specific provision related to the claim for lost profit, other than insurance deductible liabilities. We have filed a Statement of Defence and intend to vigorously defend this action.

BioAxone BioSciences
During Q3 2012, we were served with a Complaint filed in Florida relating to our former Pharma Services business. The Complaint, by BioAxone BioSciences Inc., named Nordion (US) Inc. as well as another co-defendant, and alleges that MDS Pharma Services acted negligently in the preparation and qualification of a Bacterial Master Cell Bank relating to the development of a biologic drug, and claims that Plaintiff has incurred costs to take corrective actions to the cell bank and to the development of its drug as a result of associated delays in development, progress through clinical trials and the FDA approvals process, in an amount greater than $90 million. We have not made a specific provision related to this Complaint. We are currently assessing the merits of the Complaint and intend to vigorously defend this claim. In addition, we have notified our insurance provider of this Complaint.

5) Accounting and Control Matters

Recent accounting pronouncements

In December 2011, the FASB issued ASU No. 2011-11, “Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities” which enhances current disclosures about financial instruments and derivative instruments that are either offset on the statement of financial position or subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset on the statement of financial position. Entities are required to provide both net and gross information for these assets and liabilities in order to facilitate comparability between financial statements prepared on the basis of U.S. GAAP and financial statements prepared on the basis of IFRS. ASU 2011-11 is effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods and we plan to adopt ASU 2011-11 on November 1, 2013.  ASU 2011-11 is not expected to have a significant impact on our consolidated financial statements.

In December 2011, the FASB issued ASU No. 2011-12, “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” which indefinitely defers the requirement in ASU No. 2011-05 to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented. During the deferral period, the existing requirements in U.S. GAAP for the presentation of reclassification adjustments must continue to be followed. ASU 2011-12 is effective for annual reporting periods beginning on or after December 15, 2011 and interim periods within those annual periods and we plan to adopt ASU 2011-12 on November 1, 2012. ASU 2011-12 is not expected to have a significant impact on our consolidated financial statements.

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure. We, including the CEO and CFO, have evaluated the effectiveness of our disclosure controls and procedures as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators.  Based on that evaluation, we, including the CEO and CFO, have concluded that, as a result of the material weakness described below in our report on internal control over financial reporting, disclosure controls and procedures were not effective as of July 31, 2012.

Internal control over financial reporting

Based on the evaluation performed as at October 31, 2011 and because of the material weakness described below, management concluded that internal control over financial reporting was not effective as of October 31, 2011.  A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

As of October 31, 2011, the Company did not maintain effective internal control over financial reporting in the accounting for income taxes principally related to historical transactions.  Specifically, management has not yet completed a process of reviewing and evaluating the accounting and reporting of its income tax accounts based on the complex transactions principally arising from prior years, particularly considering the reduced size and scope of the Company which has resulted in a significantly reduced level of materiality.  While this material weakness is not pervasive in scope, it resulted in non-material errors to the financial statements that were identified and corrected prior to release and, accordingly, there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

During Q3 2012, we have continued to monitor our accounting and reporting for our income tax accounts related to the complex transactions of prior years. We have identified those issues on which we need to focus our remediation efforts and are progressing on the resolution of these issues in accordance with our plan. We intend to continue our efforts to strengthen and enhance our disclosure controls and procedures and internal control over this identified area of deficiency until the material weakness is fully remediated.

In conjunction with our ongoing internal inquiry and investigation of a foreign supplier and other third parties (see “Internal Investigation” in “Recent business and corporate developments” section of this MD&A), the Company with the assistance of, among others, its advisers, has and continues to review a number of transactions as well as the design of certain internal controls. The Company has not currently identified a material weakness in this regard. The internal investigation remains in its early stages.

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including under applicable Canadian securities laws and the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. This document contains forward-looking statements, including but not limited to, statements relating to our expectations with respect to: our business strategy and the competitive landscape; factors influencing our commercial success; the demand for and supply of our products and competing products; the supply of the inputs for our products; potential outcomes of current legal proceedings; the potential for additional legal and regulatory proceedings; the regulatory status of our products, reimbursement approvals and the costs and results of clinical trials; our research and development initiatives; our estimates of future site remediation costs; our intentions with respect to our liquidity levels and access to capital; our dividend policy; the repurchase of our shares through a Normal Course Issuer Bid; and more generally statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “will”, “could”, “should”, “would”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “project”, “expect”, “intend”, “indicate”, “forecast”, “objective”, “optimistic”, “assume”, “endeavour”, and similar words and expressions are intended to identify forward-looking statements.

Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances, but which are inherently subject to significant business, political, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, the following factors, which are discussed in greater detail in the “Risk Factors” described in section 5 of our 2011 AIF; and our success in anticipating and managing these risks: future interruptions in the supply of reactor-produced isotopes; financial risk associated with contracts; dependence on one customer for the majority of its revenue and segment earnings in the Medical Isotopes segment; interruption in the Company’s ability to manufacture its products or deliver its services or an inability to obtain key components or raw materials; TheraSphere, is sold under a Humanitarian Device Exemption in the U.S. which may be revoked in certain circumstances; reimbursement risk under the Humanitarian Device Exemption; changes in the medical isotope market impacting price and volumes; risk associated with carrying out business in several countries; unfavourable outcome of one of the Company’s clinical trials for TheraSphere; potential changes to regulations regarding the export and use of highly enriched uranium; failure to remain in compliance with the covenants contained in the Company’s Credit Facility Agreement; shareholder activism; outcome of arbitration with AECL; inability to compete effectively; environmental risk associated with management of hazardous material; fluctuations in business environment; inadequate insurance coverage; litigation and regulatory proceedings; declines in equity markets and/or interest rates and changes in foreign exchange rates impacting pension plans; complex and costly regulation; inability to effectively introduce new products or services or failing to keep pace with technology; results and timeline of clinical trials; non-compliance with laws and regulations, and in particular the potential outcomes of our internal investigation; foreign currency exchange risk; changes in trends of pharmaceuticals and biotechnology; global economic instability; volatility of share price; interruption in the performance of information technology systems and the communication systems; decommissioning of sites; inability to successfully execute strategic transactions; restrictions on access to cash; intellectual property protection; tax reassessment; research and development cost increases; services of key personnel.

The foregoing list of factors that may affect future results is not exhaustive. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We caution readers not to place undue reliance on our forward-looking statements, as a number of factors, including but not limited to the risk factors listed above and further described in section 5 of our 2011 AIF, could cause our actual results, performance or achievements to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements.

We do not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Nordion Inc. Interim Report July 31, 2012